Exhibit 2.2
AMENDMENT
          THIS AMENDMENT is made and effective as of October 18, 2006, by and among Diodes Incorporated, a Delaware corporation (“Diodes”), DII Taiwan Corporation Ltd., a Taiwan corporation (“Buyer”), APD Semiconductor, Inc., a California corporation (“APD”), and APD Semiconductor (Asia) Inc., a corporation formed under the laws of the Cayman Islands (“APD-Asia”).
RECITALS
     A. Buyer and APD are parties to that certain Asset Purchase Agreement of even date herewith (the “Agreement”). All capitalized terms used in this Amendment, unless otherwise defined in this Amendment, shall have the meaning set forth in the Agreement.
     B. Each party hereto desires to amend the Agreement as set forth herein.
AGREEMENT
          NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained in this Amendment, and for other good and valuable consideration the receipt and sufficiency of which hereby is acknowledged, the parties agree as follows:
          1. Valuation of Inventory, Accounts Receivable and Accounts Payable. Notwithstanding anything to the contrary contained in Section 1.04(b) or Schedule 1.04(b) of the Agreement:
               (i) Within seven (7) calendar days after the Closing Date, Buyer and APD shall (A) physically count the Inventory, (B) value the Inventory in accordance with the methodology which has heretofore been mutually agreed upon by Buyer and APD and (C) verify all Accounts Receivable and Accounts Payable;
               (ii) To the extent that any Accounts Receivable have not been collected by Buyer within sixty (60) days after the Closing Date, such Accounts Receivable shall be valued at zero for purposes of Section 1.04(b) of the Agreement;
               (iii) On the date ninety-five (95) days after the Closing Date, Buyer shall pay to APD an amount equal to all amounts collected by Buyer with respect to the Accounts Receivable during the thirty (30) day period commencing on the sixty-first day after the Closing Date and ending on the ninetieth day after the Closing Date;
               (iv) On the date ninety-five (95) days after the Closing Date, Buyer shall transfer to APD any Accounts Receivable outstanding on the Closing Date which have not been collected in full; and

               (v) Any penalty assessed with respect to an Account Payable as a result of Buyer’s failure to timely pay any amount due with respect to such Account Payable shall be excluded from the value of the Accounts Payable for purposes of Section 1.04(b) of the Agreement.
          2. Parties.
               (a) As used in the Agreement, the term “APD” shall mean APD and APD-Asia, and all subsidiaries of either of them.
               (b) Notwithstanding anything to the contrary contained in Section 8.06 of the Agreement, prior to the Closing Date, Buyer shall assign and delegate to Diodes, and Diodes shall take and assume, all of Buyer’s rights, duties, obligations and liabilities under the Agreement.
               (c) APD-Asia hereby agrees to perform all the covenants and agreements of APD in the Agreement and hereby represents and warrants to Buyer that the statements contained in Article II of the Agreement are correct and complete as of the date of the Agreement and will be complete and correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of the Agreement throughout such Article II), as fully as though APD-Asia were a party to the Agreement and each reference in the Agreement to APD had expressly been to APD-Asia.
               (d) The Shareholders shall not be required to execute and deliver the Agreement.
          3. Financial Statements. Section 3.05(a) hereby is amended to read in full as follows:
Schedule 3.05 contains a true and complete copy of the unaudited consolidated balance sheet of APD as of August 31, 2006 (the “Financial Statements”). The Financial Statements (i) are in accordance with the books and records of APD; (ii) disclose all the assets and reflect or reserve all Liabilities of APD as of the date thereof; (iii) present fairly the financial condition of APD on a consolidated basis as of the date thereof; and (iv) have been prepared on a consistent basis throughout the periods indicated and in accordance with generally accepted accounting principles in the United States or Taiwan, as the case may be, and APD’s normal practices, except to the extent that the failure to comply with this Section 3.05(a) would not have a Material Adverse Effect.
          4. Environmental Matters. The term “Environmental Laws” shall be deemed to include only the laws of the United States or any state or political subdivision thereof or any Governmental Authority of any of the foregoing.
          5. Earnout. As soon as reasonably practicable after the end of each quarter, Buyer shall deliver to APD a schedule setting forth the net sales and average gross profit margin realized by Buyer during such quarter from the sale of each Covered Product. Buyer shall meet and confer with APD concerning any such schedule at the request of APD. APD shall have the right, at its own cost and expense, to audit such statements not more than once in any fiscal year by a nationally recognized accounting firm. Such statements and any audit report with respect thereto shall be deemed “Confidential Information” as defined in Section 6.04 of the Agreement.
          6. Covenants Not to Compete.
          (a) The term of the covenant not to compete set forth in Section 6.07(a) shall be reduced from four years to two years.
          (b) The words “or use” are hereby deleted from Section 6.07(c) of the Agreement.
          (c) Section 6.07(d) of the Agreement is hereby deleted.
          7. Name Change. Section 5.04 shall be amended and restated to read in full as follows:
In addition to, and separate from, the Assets purchased under this Agreement, APD grants to Buyer an exclusive right to use the names “APD” and “APD Semiconductor” in the normal course of its business for two years, including all sales and marketing activities related to any Covered Products.
          8. Miscellaneous.
             (a) Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect. In the event of any conflict between the Agreement and this Amendment, the provisions of this Amendment shall govern.
             (b) This Amendment (i) shall be binding upon the parties hereto and their respective successors, agents, representatives, assigns, officers, directors and employees; (ii) may not be amended or modified except in writing; (iii) represents the entire understanding of the parties with respect to the subject matter hereof; (iv) may be executed in separate counterparts, each of which shall be deemed an original but all such counterparts shall together constitute one and the same instrument; and (v) shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed solely within that state.
             (c) The obligations of each of the parties hereto under the Agreement and this Amendment shall be subject to the approval of their respective Boards of Directors and shareholders.
             (d) The Closing Date shall be October 31, 2006, unless otherwise agreed by the parties.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first set forth above.

DIODES INCORPORATED,
a California corporation

By	/s/ Keh-Shew Lu

Keh-Shew Lu, President

DII TAIWAN CORPORATION LTD.,
a Taiwan corporation

By	/s/ Steven Ho

Steven Ho, General Manager

APD SEMICONDUCTOR, INC.,
a California corporation

By	/s/ David Chow

David Chow, Director

APD SEMICONDUCTOR (ASIA) INC.,
a Cayman Islands corporation

By	/s/ David Chow

David Chow, Director